# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Datacentrex, Inc., CIK 0001853825
CUSIP: 256918103
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 470 W. 200 N., Ste. 18, Salt Lake City, Utah (UT), 84103
Date of event which requires filing of this statement: 12/15/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001743768

## Reporting persons
- Eleven Ventures LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,888,981; sole dispositive power 0; shared dispositive power 1,888,981; aggregate amount beneficially owned 1,888,981 (5.2% of the class)
- Eleven Managers LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,888,981; sole dispositive power 0; shared dispositive power 1,888,981; aggregate amount beneficially owned 1,888,981 (5.2% of the class)
- Hartley Wasko: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,888,981; sole dispositive power 0; shared dispositive power 1,888,981; aggregate amount beneficially owned 1,888,981 (5.2% of the class)

## Item 1. Issuer
Name of issuer: Datacentrex, Inc.
Address of issuer's principal executive offices: 470 W. 200 N., Ste. 18, Salt Lake City, UT 84103

## Item 2. Person Filing
Name of person filing:
(i) Eleven Ventures LLC ("Eleven Ventures")

(ii) Eleven Managers LLC ("Eleven Managers")

(iii) Hartley Wasko
Address of principal business office or, if none, residence:
(i) 463 Adams St.
Denver, CO 80206
Citizenship:
(i) Eleven Ventures - Delaware

(ii) Eleven Managers - Delaware

(iii) Hartley Wasko - United States of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 1,888,981
Percent of class: 5.2%, based on 36,208,403 shares of Common Stock outstanding, as reported in the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on April 13, 2026.
Sole power to vote or to direct the vote:
Eleven Ventures: 0
Eleven Manager: 0
Hartley Wasko: 0
Shared power to vote or to direct the vote:
Eleven Ventures: 1,888,981
Eleven Manager: 1,888,981
Hartley Wasko: 1,888,981
Sole power to dispose or to direct the disposition:
Eleven Ventures: 0
Eleven Manager: 0
Hartley Wasko: 0
Shared power to dispose or to direct the disposition:
Eleven Ventures: 1,888,981
Eleven Manager: 1,888,981
Hartley Wasko: 1,888,981

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Eleven Ventures LLC: /s/ Hartley Wasko, Hartley Wasko/Managing Member (04/20/2026)
- Eleven Managers LLC: /s/ Hartley Wasko, Hartley Wasko/Managing Member (04/20/2026)
- Hartley Wasko: /s/ Hartley Wasko, Hartley Wasko (04/20/2026)